UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 23, 2014

Bryn Mawr Bank Corporation

(Exact Name of Registrant as specified in its charter)

Pennsylvania	001-35746	23-2434506
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

801 Lancaster Avenue, Bryn Mawr, PA 19010

Registrant’s telephone number, including area code: 610-525-1700

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Bryn Mawr Bank Corporation (the “Company”) held a Special Meeting of Shareholders on September 23, 2014 (“Special Meeting”) for the purpose of considering and acting upon the below proposals. A total of 13,728,436 shares were outstanding and entitled to vote at the Special Meeting, of which 11,190,455 shares were voted.

1.	To approve and adopt the Agreement and Plan of Merger dated as of May 5, 2014 (“Merger Agreement”) that the Company entered into with Continental Bank Holdings, Inc., and the transactions contemplated thereby.

The shareholders approved and adopted the Merger Agreement and the transactions contemplated thereby by the following vote:

FOR	AGAINST	ABSTAIN

11,080,391	86,595	23,469

2.	To approve and adopt the Bryn Mawr Bank Corporation Retainer Stock Plan for Outside Directors, including the approval of the issuance of all of the Company’s common stock issued to directors as part of their retainer fees since January 1, 2012.

The shareholders of the Company approved and adopted the Bryn Mawr Bank Corporation Retainer Stock Plan for Outside Directors, including the approval of the issuance of all of the Company’s common stock issued to directors as part of their retainer fees since January 1, 2012, by the following vote:

FOR	AGAINST	ABSTAIN

11,010,567	159,095	20,793

Item 8.01. Other Events.

The information set forth in Item 5.07 above is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRYN MAWR BANK CORPORATION

By:	/s/ Frederick C. Peters, II
Frederick C. Peters, II
Chief Executive Officer

Date: September 24, 2014